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Colorado Secretary of State
Date and Time: 04/09/2021 09:47 AM
ID Number: 20211273852

Document number: 20211348196
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment
filed pursuant to §7-90-301, et seq. and §7-80-209 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

    ID number   <u>20211273852</u>
    (Colorado Secretary of State ID number)

    Entity name   <u>Harvest Today, LLC</u>.

2. The new entity name (if applicable) is _____.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
    ☒ This document contains additional amendments or other information.

4. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

    (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

    The delayed effective date and, if applicable, time of this document is/are _____.
    (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

5. The true name and mailing
    address of the individual causing
    the document to be delivered for
    filing are

    <u>Rickett</u>   <u>Dustin</u>   _____   _____
    (Last)   *(First)*   *(Middle)*   *(Suffix)*

    <u>c/o PSL Law Group LLC</u>
    (Street name and number or Post Office Box information)
    <u>1209 Pearl Street, Suite 1</u>

    <u>Boulder</u>   <u>CO</u>   <u>80302</u>
    (City)   *(State)*   *(Postal/Zip Code)*

    _____   <u>United States</u>
    (Province – if applicable)   *(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

ATTACHMENT TO
ARTICLES OF AMENDMENT TO ARTICLES OF ORGANIZATION OF
HARVEST TODAY, LLC

        This Attachment is to be attached and made part of the Articles of Amendment to the Articles of Organization (the "Articles of Organization") of Harvest Today, LLC, a Colorado limited liability company (the "Company").

        The Articles of Organization are hereby amended as follows:

1. The management of the Company shall not be vested in its members, but shall be vested in one or more managers.

Colorado Secretary of State
ID#: 20211273852
Document #: 20211273852
Filed on: 03/23/2021 09:07:55 AM
Paid: $50.00

Articles of Organization for a Limited Liability Company

filed pursuant to § 7-90-301 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

The domestic entity name of the limited liability company is Harvest Today, LLC

The principal office street address is 622 WILD RIDGE CIRCLE
LAFAYETTE CO 80026
US

The principal office mailing address is 622 WILD RIDGE CIRCLE
LAFAYETTE CO 80026
US

The name of the registered agent is Rick Langille

The registered agent's street address is 622 WILD RIDGE CIRCLE
LAFAYETTE CO 80026
US

The registered agent's mailing address is 622 WILD RIDGE CIRCLE
LAFAYETTE CO 80026
US

The person above has agreed to be appointed as the registered agent for this limited liability company.

The management of the limited liability company is vested in Members

There is at least one member of the limited liability company.

Person(s) forming the limited liability company

Rick Langille
622 WILD RIDGE CIRCLE
LAFAYETTE CO 80026
US

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., and, if

applicable, the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

Name(s) and address(es) of the individual(s) causing the document to be delivered for filing

Rick Langille
622 WILD RIDGE CIRCLE
LAFAYETTE CO 80026
US